SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 23 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

June 23, 2010

SUSPENSION OF LMRP CAP CONTAINMENT OPERATIONS

This morning at approximately 0845 CDT a discharge of liquids was observed from a diverter valve on the drillship Discoverer Enterprise, which is on station at the MC252 wellsite. As a precautionary measure, the lower marine riser package (LMRP) containment cap system, attached to the Discoverer Enterprise, has been moved off the Deepwater Horizon's failed blow-out preventer (BOP) to ensure the safety of operations and allow the unexpected release of liquids to be analysed.

Capture of oil and gas through the LMRP cap is therefore temporarily suspended until such time that the cap can be re-installed. Capture of oil and gas through the BOP's choke line via a manifold to the Q4000 vessel on the surface continues.

---

BP Press Office London +44 20 7496 4076
BP Press Office, Houston: 1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  23 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary